ALPHAVEST ACQUISITION CORP

205 W. 37TH STREET

NEW YORK, NY 10018

August 7, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	AlphaVest Acquisition Corp. (the “Company”)
Registration Statement on Form S-4
(File No. 333-283183) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant, AlphaVest Acquisition Corp, hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-4 (File No. 333-283183) so that it will become effective at 4:00 p.m. ET on Monday, August 11, 2025, or as soon as practicable thereafter.

Very truly yours,

AlphaVest Acquisition Corp

By:	/s/ Yong (David) Yan
Name:	Yong (David) Yan
Title:	Chief Executive Officer

cc:	Michael J. Blankenship, Winston & Strawn LLP
Jeffrey M. Gallant, Graubard Miller